Note 1 -   Organization and Nature of Business

T.S. Phillips Investments, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer which carries the accounts and securities of the Company's customers. The Company's customers consist primarily of individuals located in Oklahoma.

Note 2 -   Summary of Significant Accounting Policies

Basis of Presentation

The financial statements present the financial position and results of operations of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which composes several classes of services, including principal transactions and agency transactions.

Revenue Recognition and Receivables

Securities transactions (and related commission revenue and expense) are recorded on a trade date basis. Receivables from broker-dealers and clearing organizations are with the Company's clearing broker-dealer which is located in St. Louis, Missouri. These receivables are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Furniture and Equipment

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on a straight-line basis using estimated useful lives of three to seven years.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Note 2 - Summary of Significant Accounting Policies, continued

Tax benefits associated with uncertain tax positions are recognized in the period in which one of the following conditions is satisfied: (1) the more likely than not recognition threshold is satisfied; (2) the position is ultimately settled through negotiation or litigation; or (3) the statute of limitations for the taxing authority to examine and challenge the position has expired. Tax benefits associated with an uncertain tax position are derecognized in the period in which the more likely than not recognition threshold is no longer satisfied. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns are subject to examination by over the statues of limitations, generally three years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Deferred Rent and Lease Incentives

The Company has entered into a non-cancelable lease agreement for its office. The lease contains fixed escalations of the minimum annual lease payment during the original term of the lease. The Company recognizes rental expense on a straight-line basis over the lease term, and records the difference between rent expense and the amount currently payable as deferred rent. Deferred lease incentives include construction allowances received from landlord, which are amortized on a straight-line basis over the lease term as a reduction of rent expense.

Recent Pronoucements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which provides guidance for revenue recognition. This ASU's core principle is that an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. In August 2015, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU 2014-09 one additional year. The ASU will be effective commencing with the Company's year ending December 31, 2018. The Company is currently assessing the potential impact of this ASU on its financial statements.

Note 3 - Deposits with and Receivable from Clearing Broker-Dealers

Deposits with broker-dealers include cash required to be maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealer is comprised of commissions and other items. Such amounts are normally collected within five days after month end.

Note 4 - Furniture and Equipment

A summary of furniture and equipment at December 31, 2015 is as follows:

Furniture and fixtures	$ 22,433
Equipment	83,228
Leasehold Improvements	254,996
	$360,657
Less: accumulated depreciation and amortization	47,128
	$313,529

Note 5 - Defined Contribution Plan

The Company has a defined contribution retirement plan covering substantially all of its employees. The benefits are based on each employee's compensation and amounts the employee elects to contribute to the plan. The Company matches the employee's contribution up to 3% of the employee's compensation. The employee is fully vested in the employer's contribution. Total plan costs aggregated $13,015 for the year ended December 31, 2015.

Note 6 - Commitments and Contingent Liabilities

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The majority of the Company's transactions with off-balance sheet risk are short-term in duration.

Indemnification and Termination Charges

The Company is required to indemnify its clearing broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2015.

The Company entered into a clearing agreement effective January 1, 2012 with a five year term. If the Company terminates the agreement before the end of the five years, the Company is subject to a cancellation charge ranging from $500,000 in the first year of the agreement to $250,000 in the fifth year of the agreement. After such time, there is no termination charge.

Note 7 - Concentration Risks

The Company has a relationship with a multi-branch regional bank that allows it to have branches in their banking facilities. A portion of the Company's securities business is conducted through these branches. If the relationship is terminated the Company may be exposed to risk.

Note 7 - Concentration Risks (Continued)

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk.

Note 8 - Operating Lease

The Company has entered into non-cancelable lease agreements for its offices and certain equipment. Rent expense for the year was $89,746. The office space lease expires February 2025. Future minimum lease payments required under the leases are as follows:

2016	$ 117,258
2017	118,008
2018	118,008
2019	120,258
2020	119,580
Thereafter	526,215
	$1,119,327

Future lease incentive amortizations are as follows:

2016	$ 25,950
2017	25,950
2018	25,950
2019	25,950
2020	25,950
Thereafter	110,288
	$ 240,038

Note 9 - Related Party Transactions

The Company has business relationships with companies with common shareholders. During the year, the Company received $119,307 from these entities for reimbursement of office rent and wages and $155,507 in revenue. The Company paid $44,070 in commissions to the related entities.

At the end of the year, the Company had fees payable of $0 to related companies and had receivables from related companies of $3,115.

Note 10 - Income Taxes

The provision for income taxes consists of the following:

Current	$3,734
Deferred	(1,364)
Total	$2,370

The deferred income tax asset of $10,347 is due to accrued commissions payable to the sole-stockholder at December 31, 2015 which are not deductible on the Company's income tax returns until paid.

Note 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $208,849, which was $158,849 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital ratio was 1.52 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC Rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.